SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 4)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         PROXYMED, INC. (FT. LAUDERDALE)
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    744290305
                                    ---------
                      (CUSIP Number of Class of Securities)


                                  Michael Falk
                                830 Third Avenue
                               New York, NY 10022
                                 (212) 829-5800

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 801-9200

                                  July 27, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

                         (continued on following pages)

CUSIP No. 744290305                    13D/A                   Page 1 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Michael Falk

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF/PF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         298,969

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    403,846
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         298,969

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    403,846

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     702,815

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 12, 2004 pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended and restated by Amendment No. 1 thereto, filed with the Commission on April 29, 2004, Amendment No. 2 thereto, filed with the Commission on December 20, 2006 and Amendment No. 3 thereto, filed with the Commission on July 27, 2007 (together, the "Original 13D"), by PVC Funding Partners, LLC ("PVC Funding") and Michael Falk ("Falk") with respect to shares of common stock, $.001 par value per share ("Common Stock"), of ProxyMed, Inc., a Florida corporation, with its principal executive offices located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

Item 5. Interests in Securities of the Issuer.
        -------------------------------------

         The response to Item 5, Part (a) is hereby amended and supplemented by adding the following:

         As of the close of business on the date of this Amendment No. 4, Falk could be deemed to beneficially own a total of 702,815 shares (the "Falk Shares") of Common Stock of the Issuer (representing approximately 5.3% of the outstanding capital stock of the Issuer as of March 31, 2007). Of the Falk Shares, Falk beneficially owns of record an aggregate of 298,986 shares of Common Stock, representing (i) 271,469 shares of Common Stock of the Issuer owned by Falk, (ii) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of May 22, 2002, at an exercise price of $20.20 and shall expire on May 22, 2012, (iii) options to purchase 3,334 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2004, at an exercise price of $7.28 and shall expire on April 16, 2013, (iv) options to purchase 3,333 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2005, at an exercise price of $7.28 and shall expire on April 16, 2013, (v) options to purchase 3,333 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2006, at an exercise price of $7.28 and shall expire on April 16, 2013, (vi) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of May 29, 2003, at an exercise price of $10.63 and shall expire on May 29, 2013, (vii) options to purchase 1,875 shares of Common Stock of the Issuer, exercisable by Falk as of December 31, 2003, at an exercise price of $10.63 and shall expire on May 29, 2013,
(viii) options to purchase 625 shares of Common Stock of the Issuer, exercisable by Falk as of June 2, 2004, at an exercise price of $10.63 and shall expire on May 29, 2013, and (xii) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of June 2, 2004, at an exercise price of $20.00 and shall expire on June 2, 2014.

         The remainder of the Falk Shares are owned as follows:

         (i) 13,556 shares of Common Stock of the Issuer are owned by CGH. By virtue of his status as Chairman and majority member of CGH, Falk may be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in CGH.

         (ii) 390,290 shares of Common Stock of the Issuer are owned by ComVest Ventures. By virtue of his status as managing member of ComVest Ventures, Falk may be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in ComVest Ventures.

         (b) Falk has sole voting power over 298,986 shares (including options) owned by him directly and has shared voting power of 403,846 shares held by CGH and ComVest Ventures.

         (c) On July 20, 2007, CGH sold 1,302 of its shares of common stock of the Issuer for $3.54 per share and ComVest Ventures sold 15,714 of its shares of common stock of the Issuer for $3.54 per share.

         On July 25, 2007, CGH sold 2,240 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 64,960 of its shares of common stock of the Issuer for $3.50 per share and Falk sold 44,800 of his shares of common stock of the Issuer for $3.50 per share.

         On July 26, 2007, CGH sold 1,760 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 51,040 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 35,200 of his shares of common stock of the Issuer for $3.50 per share.

         On July 27, 2007, CGH sold 1,074 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 31,146 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 21,480 of his shares of common stock of the Issuer for $3.50 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated: July 30, 2007


                                             /s/Michael Falk
                                             -----------------------------------
                                                        MICHAEL FALK